NOTICE OF ANNUAL GENERAL MEETING

OF SHAREHOLDERS AND

MANAGEMENT INFORMATION CIRCULAR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 6, 2011

All monetary amounts are expressed in United States dollars, the Company’s reporting currency, unless otherwise noted as being in Canadian dollars (“CAD” or “C$”).

April 5th, 2011

ATNA RESOURCES LTD.
NOTICE OF ANNUAL GENERAL MEETING

to be held on May 6, 2011

TO THE SHAREHOLDERS:

The Annual General Meeting of shareholders of Atna Resources Ltd. (the “Company”) will be held at the offices of Bull, Housser & Tupper LLP, 3000 Royal Centre,1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3R3, on Friday, May 6, 2011 at 10:00 a.m. (Pacific Time) (the “Meeting”) for the following purposes:

•	To consider and receive the financial statements for the fiscal year ended December 31, 2010, together with the Auditor’s Report thereon.

•	To appoint an Auditor for the ensuing year and to authorize the Board of Directors to fix the remuneration to be paid to the Auditor.

•	To elect directors for the ensuing year.

•	To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The Board of Directors has fixed the close of business on Friday, March 18th, 2011 as the record date for determining shareholders who are entitled to receive notice of, and to vote at, the Meeting. Accompanying this Notice of Meeting are the Management Information Circular (the “Information Circular”) and either a form of proxy or a voting instruction form (“VIF”).

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the Company’s legal counsel’s offices at 3000 Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 3R3, during normal business hours up to May 6, 2011, being the date of the Meeting, as well as at the Meeting.

If you are a registered shareholder and are unable to attend the Meeting in person, please read the notes included in the form of proxy enclosed and then complete, date, sign and mail the enclosed form of proxy, or complete the proxy by telephone or the internet, in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. You may also deposit a completed form of proxy at the Company’s head office, 14142 Denver West Parkway, Suite 250, Golden, CO, USA, 80401, not later than 10:00 a.m. (Pacific time) on Wednesday, May 4, 2011, or if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the adjourned meeting.

If you are a non-registered shareholder and receive these materials through your broker or another intermediary please complete and return the materials promptly and in accordance with the instructions provided to you by your broker or other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

Dated at Golden, Colorado, this 5th day of April, 2011.

By order of the Board

(signed) “Valerie Kimball”

Valerie Kimball
Corporate Secretary

INFORMATION CIRCULAR

As at April 5th, 2011, unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Atna Resources Ltd. (the “Company”) for use at the Annual General Meeting (the “Meeting”) of the shareholders of the Company to be held on Friday, May 6, 2011 and any adjournment thereof, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily carried out by mail, proxies may also be solicited personally or by telephone by regular employees or contractors of the Company. The Company has retained the services of Alliance Advisors LLC, as its proxy solicitation agent, at an estimated cost of $30,000, to assist with the solicitation of proxies on behalf of management of the Company. All costs of solicitation will be borne by the Company. As a shareholder you may contact Alliance Advisors LLC, toll free at 877-777-5216 or contact the Company directly, toll free at 877-692-8182.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary (as defined below) holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for: (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions. (For further information relating to non-registered owners, see the discussion below under “INFORMATION FOR NON-REGISTERED (BENEFICIAL) OWNERS OF SHARES”.)

VOTING BY PROXIES

The enclosed form of proxy accompanying this Information Circular when properly completed and delivered and not revoked confers discretionary authority upon the proxy nominee to vote with respect to any amendments or variations to matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. As at the date of this Information Circular, management is not aware of any such amendments or variations, or of other matters to be presented for action at the Meeting.

If the instructions in a proxy given to management are certain, the common shares represented by proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any poll as specified in the proxy with respect to the matter to be acted on. If a choice is not so specified with respect to any such matter, the common shares represented by a proxy given to management are intended to be voted in favour of the resolutions referred to in the form of proxy accompanying this Information Circular and for the election of the nominees of management for director and for the appointment of the Auditors. The individuals named in the accompanying form of proxy are directors and/or officers of the Company. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME IN FULL OF THE DESIRED PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE NAMES NOW DESIGNATED.

To be valid, a proxy must be in writing and executed by the shareholder or its attorney authorized in writing, unless the shareholder chooses to complete the proxy by telephone or the internet as described in the enclosed proxy form. Completed proxies must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or at the Company’s head office, 14142 Denver West Parkway, Suite 250, Golden, CO, USA, 80401, not later than 10:00 a.m. (Pacific time) on Wednesday, May 4, 2011, or if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. The Chairman of the Meeting has the discretion to accept proxies that are deposited after that time.

REVOCABILITY OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the Company’s legal counsel’s offices at 3000 Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 3R3, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED (BENEFICIAL) OWNERS OF SHARES

The shares owned by many shareholders of the Company are not registered on the records of the Company in the beneficial shareholders’ own names. Rather, such shares are registered in the name of a securities dealer, bank or other intermediary, or in the name of a clearing agency (referred to in this Information Circular as “Intermediaries”). Shareholders who do not hold their shares in their own names (referred to in this Information Circular as “non-registered owners”) should note that only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. A non-registered owner cannot be recognized at the Meeting for the purpose of voting his shares unless such holder is appointed by the applicable Intermediary as a proxyholder.

Non-registered owners who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Those non-registered owners who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.

In accordance with applicable securities regulatory policy (National Instrument 54-101 of the Canadian Securities Administrators), the Company has elected to seek voting instructions directly from NOBOs. The Intermediaries (or their service companies) are responsible for forwarding this Information Circular and other Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to non-registered owners who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a “VIF”). This form is provided instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a non-registered owner is able to instruct the registered shareholder how to vote on behalf of the non-registered owner. VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit non-registered owners to direct the voting of the shares which they beneficially own. If a non-registered owner who receives a VIF wishes to attend the Meeting or have someone else attend on his behalf, then the non-registered owner may request a legal proxy as set forth in the VIF, which will grant the non-registered owner or his nominee the right to attend and vote at the Meeting.

IF YOU ARE A NON-REGISTERED OWNER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE REFER TO THE INSTRUCTIONS SET OUT ON THE “REQUEST FOR VOTING INSTRUCTIONS” (VIF) THAT ACCOMPANIES THIS INFORMATION CIRCULAR.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth herein, management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of the Company since the commencement of the Company’s last completed financial year, or of any proposed nominee for election as a director of the Company, or of any associate or affiliate of any of such persons, in any manner to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at March 18, 2011, there were 101,002,468 outstanding fully paid and non-assessable common shares without par value in the capital of the Company that are entitled to be voted at the Meeting. Holders of the outstanding common shares whose names are entered on the register of shareholders of the Company at the close of business on March 18, 2011, which is the record date, will be entitled to attend in person or appoint a proxy nominee to attend the Meeting and such person will be entitled to vote on a show of hands and, on a poll, will be entitled to one vote for each common share held on that date.

To the knowledge of the directors and executive officers of the Company, and based upon the Company’s review of the records maintained by Computershare Trust Company of Canada, electronic filings with the System for Electronic Document Analysis and Retrieval (“SEDAR”) and insider reports filed with System for Electronic Disclosure by Insiders (“SEDI”), as at March 18, 2011, only the following shareholder beneficially owned, or controlled or directed, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding common shares of the Company:

Name	Number of Shares	Percentage
Lloyd I. Miller, III Florida, USA	12,310,133	12.2%

FINANCIAL STATEMENTS

The audited financial statements for the fiscal year ended December 31, 2010 and the report of the Auditor’s thereon will be placed before the Meeting for consideration by the shareholders.

APPOINTMENT OF AUDITORS

Management of the Company will propose the appointment of Ehrhardt Keefe Steiner & Hottman PC of Denver, Colorado as Auditors of the Company to hold office until the next annual general meeting of the Company and will also propose that the Board of Directors be authorized to fix the remuneration to be paid to the Auditors. Ehrhardt Keefe Steiner & Hottman PC was first appointed as the Auditors of the Company on March 31, 2008.

The Audit Committee recommends the election of Ehrhardt Keefe Steiner & Hottman PC as the Company’s Auditors to hold office until the Company’s next annual general meeting.

ELECTION OF DIRECTORS

The Board of Directors presently consists of seven directors and it is intended to elect seven directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. Directors of the Company are elected at the annual general meeting to hold office until the next general meeting or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia). In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees listed below.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IF, PRIOR TO THE MEETING, ANY VACANCIES OCCUR IN THE NOMINEES LISTED BELOW, IT IS INTENDED THAT DISCRETIONARY AUTHORITY WILL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTOR.

The following sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, all offices of the Company now held by each, their principal occupations, the period of time for which each has been a director of the Company, and the number of voting common shares of the Company or any of its subsidiaries beneficially owned by each, or controlled or directed, directly or indirectly, as at the date hereof.

Management is proud to nominate the following seven directors for election to the Company’s Board. Combined, the nominees have over 225 years of high level mining industry, finance and corporate governance experience. The nominees currently serve on a total of thirteen different mining company boards, most of which are Canadian companies. All of the directors have been or currently are Chief Executive Officers or Presidents of publicly listed companies. These Board nominees are strongly independent, with only one nominee being from executive management. Five of the nominees are fully independent, while the remaining nominee was formerly an Executive, but is now non-Executive.

Name , Position, Province/State and Country of Residence(1,2)	Principal Occupation or Employment(1)	Director Since	Voting Securities Beneficially Owned(1,3)

David H. Watkins Director, Chairman British Columbia, Canada	Chairman of the Company since January 2009	March 2000	1,174,880

James K.B. Hesketh Director, President and Chief Executive Officer Colorado, United States	President & Chief Executive Officer of the Company since January 2009, former CEO and President of Canyon Resources Corp.	September 2001	177,400

David K. Fagin (4,5,6) Director, Colorado, United States	Investor	March 2008	31,754

Ronald D. Parker (4,5,6) Director, Missouri, United States	Chief Executive Officer of Gammill Inc.	March 2008	20,426

Glen D. Dickson, (4,5,6) Director, British Columbia, Canada	Chairman and Chief Executive Officer of Gold-Ore Resources Ltd.	December 2002	238,000

Christopher E. Herald (4,5,6) Director, Colorado, United States	Chief Executive Officer of Solitario Exploration and Royalty Corp.;	August 2009	nil

Name , Position, Province/State and Country of Residence(1,2)	Principal Occupation or Employment(1)	Director Since	Voting Securities Beneficially Owned(1,3)

Paul H. Zink (4,5) Director, Colorado, United States
President of Eurasian Capital, a royalty and merchant banking division of Eurasian Minerals Inc.; previously President & Director of International Royalty Corporation, 2008 – 2010, Senior Investment Analyst at Republic Financial Corporation, 2000 – 2007
		April 2011	nil

(1)
The information as to province/state and country of residence, principal occupation and shares beneficially owned is not within the knowledge of the management of the Company and has been furnished by the respective nominees. The description of the principal occupation or employment for Mr. Zink is for the past five years.

(2)
None of the proposed nominees for election as a director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

(3)
In aggregate, the directors of the Company beneficially own, or control or direct, directly or indirectly, a total of 1,642,460 common shares of the Company representing approximately 1.6% of the total number of issued and outstanding common shares of the Company as at April 5, 2011.

(4)	Member of the Audit Committee.
(5)	Member of the Compensation Committee.
(6)	Member of the Corporate Governance Committee.

None of the proposed nominees for election as a director of the Company:

(a)
is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)
was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, which order was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b)
is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Additional Information Regarding the Directors

David H. Watkins was appointed Executive Chairman in January 2009 and became Chairman on July 1, 2010. Mr. Watkins has over 40 years experience in exploration, development, and mining operations. During the early part of his career, he served as exploration geologist for Newmont and Noranda. He later joined Falconbridge Copper Ltd. as an Exploration Geologist and rose to Chief Geologist responsible for exploration in Quebec and mine operations at Lake Dufault and Opemiska. Mr. Watkins was appointed Vice President, Exploration in 1986 and later became President of Minnova Inc., the successor company to Falconbridge Copper. Mr. Watkins served as President of Cyprus Exploration and Development Corporation and Senior Vice President, Exploration for Cyprus Amax Minerals Company for six years prior to joining the Company in 1999. Mr. Watkins served as President and CEO of the Company from 1999 to 2008.

James K. B. Hesketh became President and Chief Executive Officer in January 2009. Mr. Hesketh has a diverse career in the mining industry, with over 30 years in positions covering mining finance, corporate business development, mine operations, mine engineering, manufacturing and consulting with companies including NM Rothschild & Sons (Denver) Inc., Cyprus Amax Minerals Company, Pincock, Allen & Holt, Inc., and Dresser Industries. Prior to Mr. Hesketh's current role, he was President and CEO of Canyon Resources Corporation ("Canyon”) and served as a Director of the Company.

Glen D. Dickson has been a Director of the Company since December 2002. Mr. Dickson obtained his B.Sc. (Advanced) degree in Geology in 1974 and has been involved in mineral exploration continuously since then with a variety of Canadian major and junior exploration companies. Mr. Dickson served as Senior Geologist with Asamera Minerals Inc. from 1987 to 1992, and later served as President and Chief Executive Officer of Cumberland Resources Ltd. from 1993 through 2002. Mr. Dickson is currently the Chief Executive Officer and Director of Gold-Ore Resources Ltd.

Ronald D. Parker was appointed a director of the Company on March 18, 2008. Mr. Parker was a former Director of Canyon and joined the Board through the Canyon Merger. Mr. Parker currently serves as President and CEO of Gammill Inc., a manufacturing company. From 1998 to 2002, he served as President and CEO of Apollo Gold Inc. Mr. Parker has held several positions with Homestake Mining Company and its subsidiaries including Vice President of Homestake Mining Company, President of Homestake Canada, Inc., President of Prime Resources Group, Inc. and General Manager of the McLaughlin Mine.

David K. Fagin was appointed a Director of the Company on March 18, 2008. Mr. Fagin was a former Director of Canyon. From 1992 to 1996, he served as Chairman and CEO of Golden Star Resources Ltd. and then as non-executive Chairman for an additional two years. From 1997 to 2000, he served as Chairman and CEO of Western Exploration and Development Ltd., and later as consultant and Corporate Director. Mr. Fagin has served as President and Director of Homestake Mining Company, Rosario Resources Corporation, and as Vice President of AMAX Inc. Mr Fagin also served for over 20 years on the boards of the T. Rowe Price mutual funds, at one time consisting of over 100 Price boards. He is currently Director of Pacific Rim Mining Ltd. and Golden Star Resources Ltd., both publicly held mining companies.

Christopher E. Herald joined the Board in August 2009. He has over 30 years of experience in the mining industry and has been President & CEO and a Director of Solitario Exploration and Royalty Corporation since 1992. Mr. Herald also serves as Chairman of the Denver Gold Group, a non-profit mining industry association recognized as the preeminent association supporting North American, European and Asian gold precious metal forums for institutional investors. He was instrumental in discovering the 1.5 million ounce high-grade Buckhorn Mountain Gold deposit for Crown Resources and its subsequent sale to Kinross Gold for approximately $240 million in 2006. Mr. Herald was also responsible for the initial exploration successes of the 1.5 million ounce Kettle River open pit and underground deposits. During his career, he has held various positions in Anaconda Minerals, Echo Bay Mines and Crown Resources.

Paul H. Zink has been President of Eurasian Capital, the royalty and merchant banking division of Eurasian Minerals Inc., since July, 2010, and joined the Company’s board in April, 2011. Mr. Zink graduated Phi Beta Kappa from Lehigh University with a bachelor's degree in Economics and International Relations. He has more than 30 years of experience in the financial and extractive industries. He began his career following the mining and metals industries during a 17-year tenure with J.P. Morgan & Co., Inc., where he performed industry research and merger and acquisition analysis on mineral companies, banking and project finance advisory work for European mining companies, and sell-side equity research on U.S. mining stocks. His extractive industry experience includes managing Pegasus Gold, Inc.'s acquisition efforts and serving as Chief Financial Officer for Koch Mineral Services, a unit of Koch Industries Inc. From 2008-2010, Mr. Zink served as President and Director of International Royalty Corporation ("IRC") and was a key member of the senior management team that negotiated IRC’s successful sale to Royal Gold, Inc. in February, 2010.

STATEMENT OF EXECUTIVE COMPENSATION

The following table sets forth details of all compensation paid, in the Company’s three most recently completed financial years, in respect of the individuals who were, during the financial year ended December 31, 2010, the Chief Executive Officer, the Chief Financial Officer, and the one other most highly compensated executive officer whose total compensation was more than C$150,000 for the financial year December 31, 2010 (the “Named Executive Officers” or “NEOs”).

Summary NEO Compensation Table

Name and principal position (a)	Year (b)	Salary ($) (c)	Option-based awards ($) (1) (e)	Non-equity incentive plan compensation Annual incentive plans ($) (1,2) (f1)	Total compensation ($) (i)
James K. B. Hesketh – President,	2010	236,000	92,400	30,000	358,400
Chief Executive Officer	2009	225,000	109,200	12,000	346,200
	2008	225,000	132,364	7,500	364,864

David P. Suleski – Vice President,	2010	147,000	46,200	15,000	208,200
Chief Financial Officer	2009	140,000	54,600	10,000	204,600
	2008	140,000	37,336	5,500	182,836

William R. Stanley – Vice President,	2010	138,138	46,200	15,000	199,338
Exploration	2009	131,560	54,600	10,000	196,160
	2008	131,560	118,105	24,500	274,165

(1)
Dollar amounts provided for option-based awards reflect fair value on the date of grant and dollar amounts for annual incentive plans, both are determined with reference to the factors discussed under “Compensation Discussion and Analysis” below.

(2)	Amounts represent incentive cash bonuses paid during the year.

Additional Information Regarding Officers

David P. Suleski was appointed Vice President, Chief Financial Officer of the Company in March 2008. Prior to that Mr. Suleski served as Vice President, Chief Financial Officer, Treasurer and Corporate Secretary of Canyon since 2006. Mr. Suleski is currently responsible for the Company’s internal and external financial reporting, risk management, treasury, and human resources functions for the Company. Mr. Suleski has held various controller, assistant controller and treasurer positions with Golden Star Resources, Apex Silver Mines and Cyprus Amax. Other related business experience includes NM Rothschild & Sons and PricewaterhouseCoopers.

William R. Stanley was appointed Vice President of Exploration in January 2004. Mr. Stanley has over 30 years experience as a mineral exploration geologist. While the vast majority of Mr. Stanley’s exploration experience is in the Western United States, he has also developed and led international exploration efforts in Mexico, Chile, and New Zealand. Mr. Stanley holds a Bachelor of Science degree in Geology, from Central Washington University, and a Master of Business Administration from Arizona State University. Prior to joining the Company, Mr. Stanley was an independent mining consultant providing services to both major and junior exploration firms. He has held positions with Cyprus Amax as the U.S. Exploration Manager, and Homestake Mining Company as Senior Exploration Geologist where he was responsible for several gold deposit discoveries, two of which were placed into production.

Outstanding Option-Based Awards

The following table sets forth details of all awards outstanding for the Named Executive Officers at the end of the most recently completed financial year, including awards granted to the Named Executive Officers in prior years.

Name	No. of Securities Underlying Unexercised Options (#)		Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-The-Money Options(1) (C$)
James K. B. Hesketh	125,000	(2)	1.36	January 24, 2011	-
– President, CEO	196,800		1.32	March 18, 2012	-
	400,000		0.45	December 17, 2013	72,000
	400,000		0.71	December 17, 2014	-
	400,000		0.60	December 13, 2015	12,000
Subtotal	1,521,800				84,000
David P. Suleski –	118,400		1.32	March 18, 2012	-
VP, CFO	50,000		0.45	December 17, 2013	9,000
	200,000		0.71	December 17, 2014	-
	200,000		0.60	December 13, 2015	6,000
Subtotal	568,400				15,000
William R. Stanley –	175,000		1.36	January 24, 2011	-
VP Exploration	200,000		0.45	December 17, 2013	36,000
	200,000		0.71	December 17, 2014	-
	200,000		0.60	December 13, 2015	6,000
Subtotal	775,000				42,000

(1)	The Company’s share price at December 31, 2010 was C$0.63.

(2)	Prior to March 18, 2008, James Hesketh was a director of the Company and received options while serving as an independent director.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned by the Named Executive Officers for option-based awards for the most recently completed financial year.

Name	Option-Based Awards – Value Vested During the Year (C$)
James K. B. Hesketh – President, CEO	22,000
David P. Suleski – VP, CFO	11,000
William R. Stanley – VP Exploration	11,000

Share Option Plan

In 2007, the Company adopted an incentive stock option plan pursuant to the policies of the Toronto Stock Exchange (the “TSX”) with the approval of the Company’s shareholders, which plan was amended in 2008 and 2009 (the “Option Plan”). As of the date of this Information Circular, an aggregate of approximately 7,171,973 common shares are issuable upon the exercise of outstanding options granted under the Option Plan, representing approximately 7.1% of the issued and outstanding common shares of the Company. There are currently 2,928,273 options available to be granted under the Option Plan, representing approximately 2.9% of the issued and outstanding common shares of the Company. A copy of the Option Plan, as amended, is available upon request from the Corporate Secretary of the Company, 14142 Denver West Parkway - Suite 250, Golden, Colorado, 80228.

Key provisions of the Option Plan include:

(a)
persons who are eligible to receive options pursuant to the Option Plan are directors, officers and employees of the Company and its subsidiaries and others providing management or consulting services to the Company or an entity controlled by the Company;

(b)
a restriction that the maximum number of common shares issuable pursuant to options granted under the Option Plan will be a number equal to 10% of the issued and outstanding common shares on a non-diluted basis at any time;

(c)
a restriction that no more than 10% of the total number of issued and outstanding common shares on a non-diluted basis may be issuable to insiders of the Company pursuant to options granted to insiders under the Option Plan;

(d)
a restriction that no more than 10% of the total number of issued and outstanding common shares on a non-diluted basis are issued to insiders of the Company within any one-year period pursuant to options granted to insiders under the Option Plan;

(e)
the option price per common share is to be determined by the Board of Directors provided that such exercise price is not less than the market price on the date of grant of such options or such other minimum price as may be required by the TSX and the options may be priced in Canadian or U.S. dollars as determined by the Board at the time the option is granted;

(f)
the market price is defined as the average of the daily high and low board lot trading prices of the common shares of the Company for three trading days immediately preceding the time the option is granted

(g)	the vesting period of all options shall be determined by the Board;

(h)
options may be exercisable for a period of up to a maximum term of five years, subject to a blackout period allowance, such period to be determined by the Board of Directors of the Company, and the options are non-transferable;

(i)
options held by individuals who are terminated without cause are subject to an accelerated expiry term for those options which requires that options held by those individuals expire on the earlier of: (a) the original expiry term of such options; (b) 30 days after the Optionee ceases active employment with the Company; or (c) 30 days after the date of delivery of written notice of retirement, resignation or termination;

(j)	options held by an individual who ceases to be employed by the Company for cause or is removed from office or becomes disqualified from being a director will terminate immediately;

(k)
options held by an individual who ceases to be employed by the Company due to death, disability or retirement in accordance with the Company’s retirement policy will terminate on the earlier of: (a) 365 days after the date of death, disability or retirement; and (b) the original expiry term of such options;

(l)	options which expire unexercised or are otherwise cancelled will be returned to the Option Plan and may be made available for future option grant pursuant to the provisions of the Option Plan;

(m)
optionees may, rather than exercise their options, elect to terminate such option, in whole or in part, and receive either the number of common shares, which have a value equivalent to the number of options terminated multiplied by the difference between the fair value of a common share and the option price of the options terminated, or cash payment in lieu thereof;

(n)
the Board may, without shareholder approval, from time to time, subject to applicable law and the prior approval, if required, of the TSX or any other applicable regulatory body: (i) suspend, terminate, or discontinue the Option Plan, and (ii) amend or revise the terms of any option without the consent of the optionee, provided that such amendment does not adversely alter or impair the option (except as permitted under the adjustment provisions of the Option Plan), including amendments of a typographical, grammatical, clerical or administrative nature, to the vesting provisions of the Option Plan or any option, to change the termination provisions of any option that does not entail an extension beyond the original expiration date of the option and to change the eligible participants under the Option Plan; and

(o)
options issued to eligible U.S. Participants (as defined in the Option Plan) may qualify as an “incentive stock option” pursuant to Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

During the financial year ended December 31, 2010, no amendments to the Option Plan were adopted either with or without shareholder approval.

PERFORMANCE GRAPH

The following graph compares, assuming an initial investment of CAD$100 as of January 1, 2006, the yearly percentage change in cumulative total shareholder return on the common shares of the Company against the cumulative total shareholder return of the Gold Bugs Index (HUI) and the S&P/TSX Composite Index for the Company’s five most recently completed financial years.

Atna Resources Ltd. Cumulative Value of a CAD$100 Investment

Comparison of Cumulative Total Return

	January 2006	December 2006	December 2007	December 2008	December 2009	December 2010
Atna Resources Ltd.	100	69	78	30	36	32
Gold Bugs Index (HUI)	100	122	125	115	139	176
S&P/TSX Composite	100	115	123	80	104	119

Compensation of NEOs during the five year period has been relatively flat except for cost of living increases and reflects the negative trends shown in the value of an investment in the Company. The beginning stock value as of January 2006 continued reflected a high stock price from the announcement that the Company had discovered a high grade zone of mineralization at the Pinson project in late 2005. During 2006 through 2007, the Company’s main activity was to complete its farm-in requirements on the Pinson project. In 2008, several negative factors impacted the Company’s stock price including Barrick Gold's decision to trigger its claw-back right on the Pinson project, the financial crisis in the fall of 2008, the global banking crisis and hedge fund liquidations, all of which were outside the control of the NEOs. During 2009 and 2010, the Company has been successful in bringing the Briggs Mine into production, where production ramp up has been slow, but is now beginning to meet expectations. For more details on the Company's projects and gold production please review the Company’s Management Discussion and Analysis and financial filings available under the Company’s profile at www.sedar.com.

COMPENSATION DISCUSSION AND ANALYSIS (“CD&A”)

Overview of Compensation Policies

Salary compensation of the Company’s Named Executive Officers (or NEOs) is determined by the Board. The Compensation Committee is responsible for considering specific information and making recommendations to the full Board with respect to compensation matters. The Compensation Committee is comprised of the five independent directors The Compensation Committee’s consideration of and recommendations regarding executive compensation are guided by a number of factors described below. The objectives of the Company’s total executive compensation package are to attract and retain the best possible executive talent, to provide an economic framework to motivate the Company’s executives to achieve goals consistent with the Company’s business strategy, to align interests between executives and shareholders through employee compensation plans, and to provide a compensation package that recognizes an executive's individual results and contributions in addition to the Company’s overall business results.

The Company’s Option Plan provides the Compensation Committee with an additional tool to compensate executives. During 2010 there were three key elements used to compensate the Company's executives consisting of base salary, stock options and cash bonuses. After considering and evaluating the recommendations of management and consulting various salary and benefits surveys and studies, the Compensation Committee makes its recommendation to the Board regarding salary levels of officers and key employees, stock options and cash bonuses. The Board reviews management’s future goals and strategies at least yearly to ensure that they are aligned with those of the shareholders and that they provide a sound growth platform that will enhance shareholder value in both the long and short term. In making its recommendations concerning executive compensation, the Committee reviews individual levels of responsibility, scope and complexity of the executive’s position and an evaluation of each individual’s role and performance of goals and advancing the business strategies of the Company. The individual’s and Company’s performance are compared to the executive salary ranges for other companies of similar size and industry.

The Compensation Committee recommends to the Board compensation levels for the Chief Executive Officer, the Chief Financial Officer and other executive officers of the Company. In reviewing individual performance of executives whose compensation is detailed in this Information Circular, the Compensation Committee takes into account the full compensation package of each individual, including past compensation levels, past gains on exercises of stock options, and current intrinsic value of outstanding options. Additionally, the Committee takes into account the views of James K. B. Hesketh, the Company's Chief Executive Officer during 2010 who submits a performance report detailing the successes and failures of the Company and its executive officers compared to goals and strategies during the past year.

The Compensation Committee believes that the Chief Executive Officer, as well as the other officers of the Company, are strongly motivated and dedicated to the growth in shareholder value of the Company. The Compensation Committee further believes that the Chief Executive Officer, as well as the other officers of the Company, are receiving salary compensation in the mid-range of peer-group levels and that their performance incentives are heavily based on their personal shareholding and/or incentive equity holdings in the Company. In 2010, stock options were granted to officers with the view that such awards align their interest directly with that of the shareholders.

Salaries and Cash Bonuses

Salaries for executive officers are determined by evaluating the responsibilities of the position held and the experience of the individual, and by reference to the competitive marketplace for executive talent, including a comparison of salaries for comparable positions at other similar mining companies.

The salary levels of the Chief Executive Officer and other officers of the Company are recommended by the Compensation Committee and approved by the Board of Directors. Specific individual performance, initiative and accomplishments and overall corporate or business segment performance are reviewed in determining the compensation level of each individual officer. In a particular business unit, such unit's financial, operating, cost containment, and productivity results are also considered. The Compensation Committee, where appropriate, also considers other performance measures, productivity, cost control, safety, environmental awareness, and improvements in relations with shareholders, employees, the public, and government regulators.

During 2010, there were limited cash bonuses paid to key employees and the executive officers. Cash bonuses supplement the issuance of option-based awards and are typically limited in amount until the Company reaches sustained profitability. There are no specific limits to the amount of the bonus award; the bonus pool for executives amounted to less than 12 percent of total salaries during 2010. During 2010 there were cost of living raises given to the officers of 2.5 percent.

During 2010, there were certain events that the Compensation Committee considered to be important with respect to determining compensation for James K. B. Hesketh, Chief Executive Officer, and other key executives of the Company. These events included:

•	Gold sales for 2010 increased 131% to 25,200 ounces in 2010 from 10,900 ounces in 2009
•	Total tons mined for 2010 increased by 123% to 10.2 million short tons.
•	Received the MSHA - Sentinels of Safety 2009 Award in October 2010 for the Briggs Mine
•	$2.1 million in positive fourth quarter cash flow from the Briggs Mine, with $1.0 net operating profit developed for the Company
•	The completion of permitting and the commencement of infrastructure construction at the Reward project
•	The completion of an NI 43-101 Resource Estimate for Cecil R
•	Completion of an NI 43-101 Preliminary Economic Assessment for the Columbia gold project
•	Ongoing negotiations with Barrick Gold for development or sale of the Pinson gold project
•	The completion of the $9.2 million Short Form Prospectus Offering
•	Resolution of all remaining corporate litigation
•	Restructuring of equipment leases and close-out of outstanding debentures
•	The donation of Kendall townsite lands to the Boy Scouts of America, development of lower cost zeolite water treatment process, and initiation of final closure plans for Kendall

The stock options are described with more detail below and in the compensation tables and related footnotes to those tables. The salary and option-based equity grants paid to the Chief Executive Officer and other executives were granted in consideration, in part, to the items discussed above.

Stock Option Plan

Methodology Used to Calculate Fair Value for Option-Based Awards

The exercise price of each stock option is based on, and may not be less than, 100% of the fair market value of its common shares on the date of grant. The term of each stock option is fixed by the Compensation Committee and may not exceed 5 years from the date of grant. The Compensation Committee also determines the vesting requirements of the grant which may be accelerated by the Compensation Committee.

The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton option valuation model that uses the assumptions noted in the following table. Expected market volatility is based on a number of factors including historical volatility of the Company’s common shares, the Company’s market capitalization, current options trading in the marketplace if any, future outlook of the Company, and other fair value related factors. The Company uses historical information in estimating the expected term. The estimated forfeiture rates for all options were 7.0 percent based on historical trends. Vesting periods during 2010 were two years with 33 percent vesting immediately and 33 percent vesting at each anniversary date over a two year period. The risk-free rate is based on the yields of Canadian benchmark bonds which approximate the expected life of the option. The Company has never paid a dividend and does not plan to in the future and therefore the expected dividend yield is nil.

The following table summarizes the weighted-average assumptions used in determining fair values during the year-to-date period ended December 31, 2010:

2010
Expected volatility	59%
Expected option term - years	2.9
Risk-free interest rate	1.0%
Forfeiture rate	7.0%

Under the Company's Option Plan, option-based compensation may be granted to the Company's key employees and consultants, including the individuals whose compensation is detailed in this Information Circular. The Compensation Committee recommends the number and form of the option-based compensation considering factors, including competitive compensation surveys and analysis, management recommendations, and gains received on past option-based grants.

The use of option-based compensation is intended to align the interests of the executives and other key employees with those of the shareholders. Option-based compensation also serves to increase management ownership in the Company, provides a level of deferred compensation, aids in employee retention and conserves cash. The Compensation Committee believes that stock options with graded vesting periods are the best tools to provide for both short-term, mid-term and long-term incentives to motivate the executive officers and key employees of the Company to consistently perform at a high level and in the best interest of shareholders.

Employment Contracts

The following is a summary of the Employment Agreements (the “Agreements”) of Messrs. Hesketh, Suleski and Stanley (the “Executives”). The Agreements are standard across all Executives. The Agreements will terminate annually on December 31st, unless sooner terminated in accordance with the provisions of the Agreement, and may be renewed for periods of one year at a time thereafter. The  Agreements contain a “double trigger” in the event of a Change of Control (as defined in the Agreement). If the Company terminates the employment of the Executive without cause, or the Executive terminates employment for Good Reason (as defined in the Agreement), then the Executive will be entitled to: (i) accrued compensation including a pro rata bonus as defined in the Agreement, (ii) a severance payment equal to one month of the Executive’s annual salary for each year of service up to a maximum of twelve months; except for Mr. Hesketh, the Company’s Chief Executive Officer, who shall have a severance payment equal to twelve months regardless of time of service; or if the termination by the Company without cause or by the Executive for Good Reason occurs upon or within ninety days after a Change of Control, then the severance payment shall be equal to twenty four months of the Executive’s annual salary, (iii) the Executive is eligible to receive COBRA continuation coverage paid by the Company for a period of up to twelve months, and (iv) subject to the terms of the Agreement, all equity awards shall vest. The Company is also obligated to pay a tax gross-up payment to cover certain excise tax imposed by Section 4999 of the Tax Code which may be incurred in connection with a severance payment.

The Agreements contain a covenant not to compete with the Company during the term of employment and for a period of one year following termination of employment, including recruitment of any employee away from the Company.

Salary payments related to the above Agreements are based on the current salary at the time of the event. The bonus payment is based on any payment received from the previous year. The option-based payment is based on the fair value of options received in the previous year. Assuming that an event triggered a contractual payment during 2011, the following estimated maximum payments would be required:

Employment
Contract Payment
Name	($)
James K.B. Hesketh	545,000
David P. Suleski	332,000
William R. Stanley	314,000

DIRECTOR COMPENSATION

The following table sets forth details of all amounts of compensation provided to the directors other than the NEOs (the “Other Directors”) for the Company’s most recently completed financial year:

Summary Director Compensation Table

		Option-based	Total
	Fees Earned	awards (1)	compensation
Name	($)	($)	($)
David H. Watkins (2)	68,855	27,720	96,575
Glen D. Dickson	21,500	27,720	49,220
David K. Fagin	31,750	27,720	59,470
Ronald D. Parker	24,000	27,720	51,720
Christopher E. Herald	25,500	27,720	53,220
John Theobald(3)	14,000	-	14,000

(1)	Dollar amounts provided for option-based awards reflect fair value on the date of grant and are determined with reference to the factors discussed under “Compensation Discussion and Analysis” above.
(2)	Mr. Watkins’ director fees include his salary as Executive Chairman during the first six months of 2010.
(3)	Mr. Theobald resigned as a director of the Company on August 5, 2010.

Compensation of Directors

At the July 9, 2010 Compensation Committee meeting, members recommended the annual retainer fee paid to the Chairman of the Board, Mr. David Watkins, be set at $7,000 per year. The Committee reviewed the industry ranges of compensation to determine the appropriate amount of additional compensation. At the December 13, 2010 Compensation Committee meeting, members recommended a modest increase in the annual retainer paid to Directors from $10,000 per year to $12,000 per year. No other changes with regard to directors’ compensation were made. The 2011 fee schedule is as follows:

An annual retainer fee of $12,000.00 per year plus, as applicable:

•	a fee of $1,000.00 per meeting of the Board of directors;
•	a fee of $500.00 per committee meeting attended by each member director;
•	an annual fee of $5,000.00 to the chairman of the Audit Committee;
•	an annual fee of $2,500.00 to the chairman of the Compensation Committee;
•	an annual fee of $2,500.00 to the chairman of the Corporate Governance Committee;
•	an annual fee of $7,000.00 to the chairman of the Board; and
•	an annual option grant at the market price at the date of the grant, with a vesting period of two years and a term not to exceed five years.

There are no other arrangements in addition to or in lieu of the above-described fee structure under which directors of the Company were compensated by the Company during the most recently completed financial year for their services in the capacity as directors.

Option-Based Awards

The following table sets forth details of all awards outstanding for the Other Directors at the end of the most recently completed financial year, including awards granted to the Other Directors in prior years.

Outstanding Option-Based Awards

	Option-Based Awards
	No. of Securities			Value of
	Underlying			Unexercised In-
	Unexercised	Option Exercise		The-Money
	Options	Price	Option Expiration	Options
Name	(#)	(C$)	Date	(C$)
David H. Watkins	200,000	1.36	January 24, 2011	-
	400,000	0.45	December 17, 2013	72,000
	120,000	0.71	December 17, 2014	-
	120,000	0.60	December 13, 2015	3,600
Subtotal	840,000			75,600
Glen D. Dickson	125,000	1.36	January 24, 2011	-
	150,000	0.45	December 17, 2013	27,000
	120,000	0.71	December 17, 2014	-
	120,000	0.60	December 13, 2015	3,600
Subtotal	515,000			30,600

	Option-Based Awards
	No. of Securities			Value of
	Underlying			Unexercised In-
	Unexercised	Option Exercise		The-Money
	Options	Price	Option Expiration	Options
Name	(#)	(C$)	Date	(C$)
David K. Fagan	64,000	1.32	March 18, 2012	-
	150,000	0.45	December 17, 2013	27,000
	120,000	0.71	December 17, 2014	-
	120,000	0.60	December 13, 2015	3,600
Subtotal	454,000			30,600
Ronald D. Parker	64,000	1.32	March 18, 2012	-
	150,000	0.45	December 17, 2013	27,000
	120,000	0.71	December 17, 2014	-
	120,000	0.60	December 13, 2015	3,600
Subtotal	454,000			30,600
Christopher E. Herald	100,000	0.71	August 6, 2014	-
	120,000	0.71	December 17, 2014	-
	120,000	0.60	December 13, 2015	3,600
Subtotal	340,000			3,600

The following table sets forth details of the value vested or earned by the Other Directors for option-based awards and share-based awards for the most recently completed financial year.

Incentive Plan Awards – Value Vested or Earned During the Year

Option-Based
Awards – Value
Vested During the
Year
Name	(C$)
David H. Watkins	19,200
Glen D. Dickson	7,950
David K. Fagin	7,950
Ronald D. Parker	7,950

Option-Based
Awards – Value
Vested During the
Year
Name	(C$)
Christopher E. Herald	1,200

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets out, as of the end of the Company’s financial year ended December 31, 2010, all information required with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Number of securities
remaining available for
future issuance under
	Number of Securities to		equity compensation
	be issued upon exercise	Weighted-average	plans (excluding
	of outstanding options	exercise price of	securities reflected in
	(#)	outstanding options	column (a))
Plan Category	(a)	(C$)	(#)
Equity compensation plans approved by security holders	8,118,640	0.72	1,781,607
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	8,118,640	0.72	1,781,607

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer, employee or former director, executive officer or employee or any of their respective associates or affiliates or any proposed nominee for election as a director of the Company is or has been at any time since the beginning of the last completed financial year, indebted to the Company or any of its subsidiaries nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the informed persons of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions since the commencement of the Company’s last completed financial year, or in any proposed transaction which, in either case, has or will materially affect the Company.

MANAGEMENT CONTRACTS

No management functions of the Company or any of its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Company or subsidiary, except as disclosed herein.

CORPORATE GOVERNANCE PRACTICES

The Board of Directors is committed to ensuring that the Company identifies and implements effective corporate governance practices. National Policy 58-201, Corporate Governance Guidelines (the “NP 58-201”) establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in view of these guidelines. In most cases, the Company’s practices comply with the guidelines, however, the Board of Directors considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore those guidelines have not been adopted. The Board will continue to review with management the corporate governance practices of the Company to ensure that they are sound practices for effective and efficient decision making.

In accordance with National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”), the Company is required to disclose, on an annual basis, its approach to corporate governance. The following is a description of the Company’s approach to corporate governance.

Board of Directors

The Board considers its composition and size on an ongoing basis. Directors are recruited from time to time as necessary with a view to achieving and maintaining a majority of independent directors while at the same time maintaining an adequate level of industry representation and complementary experience in the mining industry and other businesses. The Board has recently appointed Mr. Paul Zink to the Board. Mr. Zink has a strong background in financial markets and equity analysis in addition to experience as a mining industry executive. Mr. Zink’s industry experience and talents will add additional diversity to the Board.  The Board now consists of seven directors, five of whom are independent directors as defined in NI 58-101, meaning that, in each case, he has no direct or indirect relationship with the issuer which could, in the view of the Board, reasonably be expected to interfere with the exercise of his independent judgment, and is not otherwise deemed not to be independent. Applying the criteria in NI 58-101, each of Glen D. Dickson, David K. Fagin, Ronald D. Parker, Christopher E. Herald, and Paul H. Zink are independent directors. David H. Watkins is not independent as he was an executive officer of the Company within the past three years and James K.B. Hesketh is not independent as he is an executive officer of the Company. Accordingly, the Board considers that a majority of the directors are independent.

The following directors are currently directors of the other issuers that are reporting issuers (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction:

Name of Director	Reporting Issuer
Glen D. Dickson	Gold-Ore Resources Ltd.; Brazilian Gold Corp.
David K. Fagin	Pacific Rim Mining Ltd. and Golden Star Resources Ltd.
David H. Watkins	EURO Resources S.A.; Commander Resources Ltd.; Golden Minerals Company; Camino Minerals Corporation; Valley High Ventures, Prodigy Gold Inc.
Christopher E. Herald	Solitario Exploration and Royalty Corp.

To facilitate its exercise of independent judgement in carrying out its responsibilities and consistent with NP 58-201, the Board has provided for its Audit Committee and its Compensation Committee to be composed solely of independent Directors.

The independent directors have not held regularly scheduled directors meetings during 2010 at which the non-independent directors and members of management were not in attendance. The Audit Committee meets at least quarterly with management in attendance to review the quarterly financial statements, MD&A and any other annual filings that are required.

While the Board believes it is important, at times, to meet without members of management present, there is no indication that open and candid discussion among the independent directors is inhibited by the presence of the non-independent directors and the Board believes that their exclusion from regularly scheduled meetings is not needed in the present circumstances. However, during the course of a Board of Directors’ meeting, if a matter is deemed more effectively dealt with without the presence of members of management, the independent directors ask members of management to leave the meeting, and the independent directors then meet in camera.

The attendance record for each director for all board meetings and for committee meetings of which they are a member for the financial year ended December 31, 2010 is set out below:

Number of Board and Committee Meetings Held	Attendance of Directors
	Director	Board Meetings Attended	Committee Meetings Attended
Board of Directors: 6	Glen D. Dickson	6	6
Audit Committee: 3	David K. Fagin	6	6
Compensation Committee: 3	Ronald D. Parker	5	5
Corporate Governance Committee: 0	James K.B. Hesketh	6	3
	David H. Watkins	6	3
	Christopher E. Herald	6	6
	John Theobald (resigned August 5, 2010)	3	0

Board Mandate

The Board of Directors is responsible for providing management with direction on the ongoing growth activities of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interest of the Company. The Board agrees with and confirms its responsibility for overseeing management’s performance in the following particular areas:

•	the strategic planning process of the Company;

•	identification and management of the principal risks associated with the business of the Company;

•	planning for succession of management;

•	the Company’s policies regarding communications with its shareholders and others; and

•	the integrity of the internal controls and management information systems of the Company.

In carrying out its mandate, the Board relies primarily on the management of the Company to provide the Board with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. The Company’s President and Chief Executive Officer is a member of the Board, giving the Board direct access to information on all areas of responsibility. Other executive officers and management personnel regularly attend Board meetings to provide information and answer questions.  On a regular basis outside of regularly scheduled meetings, directors consult with management of the Company.

The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company’s activities, such as compliance with safety standards and legal requirements, environmental issues, financial position, liquidation of assets, stock option grants, hedging activities and any other strategic issues of the Company. At least annually and usually quarterly, the Board reviews management’s report on its business and strategic plan and any changes with respect to risk management and succession planning.

Position Descriptions

The Board has developed written position descriptions for the Chair of the Board, the Chair of each Board committee and the Chief Executive Officer. During 2010, David H. Watkins served as the Company’s Executive Chairman of the Board until July 1, 2010 when his title became non-executive Chairman of the Board. The primary role of the Chairman of the Board is to ensure that the meetings of the Board are timely, organized properly, function effectively and meet obligations in accordance with the best practice of corporate governance.

The Chairman of each Board Committee is responsible for managing the affairs of the committee in accordance with best practices of corporate governance.

The role and responsibility of the Chief Executive Officer is to develop and implement the Company’s long and short term strategies to conduct financing and operational planning processes and to monitor the financial plan against performance; to review and implement personnel needs of the Company; to initiate and oversee new projects; and to identify risks affecting the Company and to develop a plan for their mitigation.

Orientation and Continuing Education

The Board, through management, provides comprehensive information on the Company to all directors, including copies of the Company’s key policies, codes and mandates, and access to its various operations as may be required. External continuing education opportunities are encouraged and brought to the attention of directors. As well, management briefings on the Company’s operations, business and key issues are provided on an ongoing basis.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for the Company’s directors, officers and employees. A copy of the Code has been filed on and is available under the Company’s profile on SEDAR at www.sedar.com or may be obtained upon request from the head office of the Company, Suite 250 – 14142 Denver West Parkway, Golden, Colorado 80401. All Company personnel are encouraged to report violations of the Code in accordance with the procedures set forth in the Code.

As required under the Business Corporations Act (British Columbia) and the Company’s Articles:

•
A director or executive officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict.

•
A director who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter may not vote on any directors’ resolution to approve the contract or transaction.

Directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering abstain from voting on such matters.  Generally, as a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering do not take part in any Board discussion respecting that contract or transaction.

It is the policy of the Company that all officers and key employees, adhere to and advocate the following principles governing their professional and ethical conduct in the fulfillment of their responsibilities:

•
Act with honesty and integrity, avoiding actual or apparent conflicts between his or her personal, private interest and the interest of the Company, including receiving improper personal benefits as a result of his or her position.

•	Provide stakeholders with information that is accurate, complete, objective, relevant, timely and understandable.

•	Comply with laws of federal, provincial and local governments applicable to the Company, and the rules and regulations of private and public regulatory agencies having jurisdictions over the Company.

•	Act in good faith, responsibly, with due care, and diligence, without misrepresenting or omitting material facts or allowing independent judgment to be compromised.

•
Respect the confidentiality of information acquired in the course of the performance of his or her responsibilities, except when authorized or otherwise legally obligated to disclose, and do not use such confidential information acquired in the course of the performance of his or her responsibilities, for personal advantage.

•	Do not compete directly or indirectly with the Company.

•	Proactively promote ethical behaviour among subordinates and peers.

•	Use corporate assets and resources employed or entrusted in a responsible manner.

•	Advance the Company’s legitimate interest and proactively promote high integrity as a responsible member of his or her business team and/or in his or her work environment.

In addition, the Code establishes a mechanism by which employees and others can raise their concerns in a confidential manner and free of any discrimination, retaliation or harassment. The Company may respond to, and keep records of, complaints from employees and others regarding such potential violations or concerns.

The Board, through discussions at least annually, requires each officer and director to state their compliance with the Company’s Code. The Board is required to report in the next quarterly or annual report any departures from the Code. There have been no reported departures with respect to conduct by a director or executive officer in the past year.

In addition to adopting the Company’s Code the Board has adopted a Corporate Disclosure Policy that ensures the accurate and timely disclosure of all material information. The Audit Committee has adopted a Whistleblower Policy to establish a procedure for processing complaints received by the Company regarding accounting and auditing matters and for allowing for the confidential reporting of same by employees without retaliation or adverse employment consequences. There have been no reportable complaints regarding accounting and auditing matters in the past year.

Nomination of Directors

If and when the Board determines that its size should be increased or if a director needs or asks to be replaced, a nomination committee comprised entirely of independent directors will be struck. The terms of reference of such a committee are expected to include the determination of the independence of the candidate, his or her experience in the mining business or other specific expertise in an area of strategic interest to the Company, and compatibility with the other directors. Although no formal policy is in place to identify potential candidates, a potential candidate would be required to demonstrate notable or significant achievements in business, education or public service; possess requisite intelligence, education and experience to make a significant contribution to the Board and bring a range of skills, diverse perspectives and backgrounds; and have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

Compensation Committee

The Board has appointed a Compensation Committee with responsibility for determining the compensation of officers within the terms of the Compensation Committee Charter. The Compensation Committee has overall responsibility for approving and evaluating the management, compensation plans, policies and programs of the Company. The Compensation Committee shall consist of no fewer than three members, each of whom shall be an independent director. Currently, the Compensation Committee is composed of the following five independent directors: Glen D. Dickson (Chairman), Ronald D. Parker, David K. Fagin, Christopher E. Herald and Paul H. Zink.

On an ongoing basis, the Board, in consultation with the Compensation Committee, considers the adequacy and form of director compensation taking into account the responsibilities and risks involved in being a director. The Compensation Committee’s duties include: annually reviewing and approving corporate goals and objectives relevant to compensation, evaluating management’s performance in light of those goals and objectives and determine management’s compensation levels based on this evaluation. In determining the long-term incentive component of management compensation, the Compensation Committee will consider the Company’s performance and relative shareholder return, the value of similar incentive awards to management at comparable companies, the awards given to management in past years, and other factors it deems appropriate. In addition, the Compensation Committee has the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of management compensation and has the sole authority to approve the consultant’s fees and other retention terms, all at the Company’s expense.

The Compensation Committee will also annually review and determine the compensation of management, including incentive-compensation plans and equity-based plans. The Compensation Committee shall annually review and approve, for management of the Company, certain matters, including: (a) the annual base salary level, (b) the annual incentive opportunity level, (c) the long-term incentive opportunity level, (d) the terms of any employment agreements, severance arrangements, and change in control agreements/provisions, in each case as, when and if appropriate, and (e) any special or supplemental benefits. The Compensation Committee makes regular reports to the Board with respect to the aforementioned reviews.

The Compensation Committee is also responsible for the annual review and reassessment of the adequacy of the Compensation Committee Charter and recommends changes to the Board for approval.

The Compensation Committee meets at least once a year and at such other times as required. The Committee is authorized to seek any information it requires from any employee of the Company and to obtain, at the Company’s expense, outside professional advice in order to perform its duties. The Committee did not retain any outside services to assist with compensation in the past year.

Audit Committee

The Audit Committee, which is composed exclusively of the five independent directors, is responsible for overseeing management’s conduct of the Company’s accounting and financial reporting process and systems of internal accounting and financial controls. For further information regarding the Company’s Audit Committee, please refer to the section entitled “Audit Committee” in the Company’s 2010 Annual Report on Form 20F dated March 23, 2011 which is available under the Company’s profile on SEDAR at www.sedar.com or may be obtained upon request from the Corporate Secretary of the Company, Suite 250 – 14142 Denver West Parkway, Golden, Colorado 80401.

Corporate Governance Committee

The Board has appointed a Corporate Governance Committee the members of which are Glen D. Dickson (Chair), David K. Fagin, Ronald D. Parker and Christopher Herald. It is responsible, among other things, for: (a) identifying and making recommendations to the Board as to the structure of the Board and the committees of the Board to be constituted from time to time and the structure of those committees; and (b) reviewing the charter of each committee of the Board and making recommendations to the Board with respect thereto in order to ensure that all aspects of corporate governance of the Company and its management and the performance of the Company’s obligations to its shareholders, employees and members of the public are being effectively reviewed.

Assessments

The Board is satisfied that given each director’s extensive public company experience, directors are familiar with what is required of them. Frequency of attendance at Board meetings and the quality of participation in such meetings are two of the criteria by which the performance of a director is assessed.

Shareholder Feedback and Liaison

The Company has an Investor Relations Manager for direct communication with investors, to maintain a current website (www.atna.com) and to respond to toll-free calls (1-877-692-8182) and e-mails at (vkimball@atna.com) and filings via SEDAR (www.sedar.com).

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.  However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

The Company prepares an Annual Report for 2010 that contains the Company’s comparative financial statements for the Company’s most recently completed financial year, the auditors’ report on such statements and Management’s Discussion and Analysis of Financial Results. A copy of the Annual Report and this Information Circular, as well as the most recent quarterly financial statements subsequent to the Company’s annual financial statements, may be obtained upon request from the Corporate Secretary of the Company, Suite 250 – 14142 Denver West Parkway, Golden, Colorado 80401 or are available under the Company’s profile on SEDAR at www.sedar.com.

APPROVAL

The contents and sending of the Notice of Meeting and this Information Circular have been approved and authorized by the Board of Directors of the Company.

DATED at Golden, Colorado, this 5th day of April, 2011.

ATNA RESOURCES LTD.

(signed) “Valerie Kimball”
By:	Valerie Kimball
Corporate Secretary